Exhibit 99.1

AMARIN APPOINTS JOHN F. THERO AS CHIEF FINANCIAL OFFICER

DUBLIN, Ireland, November 6th, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of John F. Thero as the Company’s Chief Financial Officer. In this role, Mr. Thero will have broad responsibility for financial and administrative matters of the Company and be actively involved in corporate development and other strategic and operational matters. He will report directly to Dr. Declan Doogan, Amarin’s interim Chief Executive Officer.

Mr. Thero has more than 20 years of senior financial and operational management experience including over 15 years supporting the growth of life science companies. Previously, Mr. Thero was Chief Financial Officer at ViaCell, Inc., where he helped guide the company to its successful sale, and Abiomed, Inc., during its transition from a development-stage company into a commercial entity. Mr. Thero began his professional career at Arthur Andersen LLP, during which time he became a Certified Public Accountant.

“I am delighted to welcome John to Amarin,” said Dr. Doogan. “He brings a wealth of experience and will be a great addition to our management.”

Added Mr. Thero, “I am impressed with the clarity of the Company’s clinical path and the experience of the Company’s AMR101-focused development team. With resources from the Company’s recently completed $70 million financing, I look forward to helping move the Company expeditiously through its Phase 3 program.”

About Amarin
Amarin is a clinical-stage biopharmaceutical company focused on cardiovascular disease. The Company’s lead candidate is AMR101, a prescription grade omega-3 product comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA-E). Amarin is preparing to commence two Phase 3 clinical trials for AMR101 targeting the treatment of hypertriglyceridemia. These trials will be conducted under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). It is estimated that as many as 28 million people in the U.S. alone have elevated blood triglyceride levels, a major risk factor for cardiovascular morbidity and mortality. In addition, Amarin has potential next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut, USA and engaged Medpace as CRO for the Phase 3 trials. In addition to its cardiovascular development focus, Amarin has non-core programs available for partnering in the area of central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease. Additional information about Amarin is available at www.amarincorp.com.

Disclosure Notice
The information contained in this document is as of November 6th, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. Forward-looking statements about Amarin's products in development involve substantial risks and uncertainties. You can identify forward-looking statements by the use of words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved and the success with which developed products may be commercialized.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on October 22, 2009.

Contact Information:
Jonathan D. Rowe PhD
Investor Relations
860 572 4979x232
or
John F. Thero
Chief Financial Officer
860 572 4979
investor.relations@amarincorp.com

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